SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 27 June 2006


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------





June 27, 2006

                      BP TO SELL CORYTON REFINERY IN ESSEX

BP announced today that it has decided to sell its Coryton Refinery in Essex, UK which processes 172,000 barrels of crude oil a day.

The decision to place the asset on the market follows a review of the company's European refining portfolio which concluded that maintaining a smaller network of advantaged refineries in Europe would provide greater benefit to the BP Group.

"We remain committed to our UK businesses and ensuring that we are able to fully maintain the supply of fuel products to them will be a key element of the sales agreement," explains John Manzoni, chief executive of BP's refining and marketing business. "In particular we will require the buyer to provide a long term supply agreement and continuing use of the adjacent distribution terminal. This will also allow us to support and further develop our bio and differentiated fuels strategies in the UK."

BP is in the process of holding initial discussions with a number of potential buyers and will commence more detailed negotiations in the next couple of months. As the refinery is being sold as a going concern there is unlikely to be any significant impact on jobs.

"Coryton is a well placed and profitable refinery with excellent development potential which offers an attractive investment opportunity for potential buyers," said John Manzoni. "At the same time the disposal will enable us to invest more deeply in our remaining European refineries so that they remain top class assets."

The sale includes the Coryton distribution terminal, which is adjacent to the refinery, and BP's UK bitumen business, which is integrated with Coryton.

Notes to Editors:

   - Coryton started up in 1953 and currently employs in the region of 540 BP staff and numerous contractors
   - Coryton produces petrol and diesel, including the new 'cleaner' fuels, aviation fuels, liquefied petroleum gas (LPG), fuel oils and bitumen.
   - Excluding Coryton, BP owns or has shareholdings in 8 European refineries, with its principal refining assets being in Germany, Spain and the Netherlands.

Further information:

BP Press Office, London, tel: +44 (0)207 496 4358

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated:  27 June 2006                          /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary